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                             March 5, 2024

       Howard Gostfrand
       Chief Executive Officer
       OpenLocker Holdings, Inc.
       625 N. Flagler Drive, Suite 600
       West Palm Beach, FL 33401

                                                        Re: OpenLocker
Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended July 31, 2022
                                                            Form 10-K for
Fiscal Year Ended July 31, 2023
                                                            Form 10-Q for
Fiscal Quarter Ended October 31, 2023
                                                            Response November
8, 2023
                                                            File No. 000-24520

       Dear Howard Gostfrand:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended July 31, 2023

       General

   1. Refer to your responses to comments 1 and 2 in both our June 27, 2023 and October 16,
                                                        2023 letters, and to
the related disclosure in your Form 10-K for the year ended July 31,
                                                        2023 and your Form 10-Q
for the period ended October 31, 2023. While we do not have
                                                        any further comments at
this time regarding your responses or the related disclosure, please confirm your
understanding that our decision not to issue additional comments should not be
interpreted to mean that we either agree or disagree with your responses or your disclosure,
including any conclusions you have made, positions you have taken and practices you have
engaged in or may engage in with respect to these matters.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Howard Gostfrand
OpenLocker Holdings, Inc.
March 5, 2024
Page 2

       Please contact Rolf Sundwall at 202-551-3105 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at 202-551-3234 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                         Sincerely,
FirstName LastNameHoward Gostfrand
                                                         Division of
Corporation Finance
Comapany NameOpenLocker Holdings, Inc.
                                                         Office of Crypto
Assets
March 5, 2024 Page 2
cc:       Laura Anthony
FirstName LastName